SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    --------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of February, 2003

                                  Serono S.A.
                              -------------------
                              (Registrant's Name)

                            15 bis, Chemin des Mines
                                Case Postale 54
                                CH-1211 Geneva 20
                                  Switzerland
                    ----------------------------------------
                    (Address of Principal Executive Offices)

                                    1-15096
                              ---------------------
                              (Commission File No.)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X     Form 40-F
               ----             ----

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).)
                                                        ----

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).)
                                                        ----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes       No   X
         ----      ----

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-      )
                                                 ------


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                                                               [GRAPHIC OMITTED]
                                                                          SERONO

Media Release


FOR IMMEDIATE RELEASE
---------------------


 SERONO AND GENENTECH EXPAND RAPTIVA AGREEMENT TO ADDITIONAL EMERGING MARKETS IN
                                      ASIA

GENEVA, SWITZERLAND - FEBRUARY 6, 2003 - SERONO S.A. (VIRT-X: SEO AND NYSE: SRA) Serono announced today that Genentech Inc. (NYSE:DNA) has extended Serono's exclusive license to develop and market Raptiva(TM) (efalizumab) to include an additional 15 Asian countries. This expands the scope of the Genentech-Serono collaboration for Raptiva(TM), which was first established in August 2002.

"The extension of our territory under this important license agreement highlights Serono's considerable presence in Asia and will enable us to bring an innovative new therapy to patients with psoriasis in a region with great growth potential," said Ernesto Bertarelli, Chief Executive Officer of Serono.

The 15 countries included in the extended agreement are China, S. Korea, Taiwan, Hong Kong, Singapore, Malaysia, Thailand, the Philippines, Indonesia, Vietnam, Cambodia, Laos, Nepal, Myanmar and Brunei.

As a result of the new agreement, Serono will now develop and market Raptiva(TM) worldwide outside of the United States and Japan. Development and marketing rights in the United States remain with Genentech and its U.S. partner XOMA (Nasdaq: XOMA). Genentech retains exclusive marketing rights in Japan.

Serono plans to file for approval of Raptiva(TM) for moderate to severe psoriasis in Europe in the first quarter of this year and in most of the countries included in this new agreement in the first half of 2004. Genentech and XOMA announced submission of a Biologics License application for Raptiva(TM) to the U.S. Food and Drug Administration on December 23, 2002.

Financial terms of the agreement were not disclosed. Raptiva(TM) is a recombinant humanized monoclonal antibody under evaluation for the treatment of moderate-to-severe plaque psoriasis and is in phase 2 trials for rheumatoid arthritis.


                                     -more-

ABOUT SERONO

Serono is a global biotechnology leader. The Company has six recombinant products on the market, Gonal-F(R), Luveris(R), Ovidrel(R)/Ovitrelle(R), Rebif(R), Serostim(R) and Saizen(R) (Luveris(R) is not approved in the USA). In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth. The Company's research programs are focused on growing these businesses and on establishing new therapeutic areas. Currently, there are over 30 projects in development.

In 2002, Serono achieved worldwide revenues of US$1.546 billion, and a net income of US$321 million, making it the third largest biotech company in the world. The Company operates in 45 countries, and its products are sold in over 100 countries. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).


ABOUT RAPTIVA(TM)

Raptiva(TM) is designed to inhibit the adhesion of T-lymphocytes to other cell types by inhibiting the binding of LFA-1 to ICAM-1. This mechanism of action has a number of effects depending upon the cell type, which include: (1) inhibition of T-lymphocyte interactions with tissue-specific cells, (2) inhibition of T-lymphocyte migration, (3) inhibition of T-lymphocyte activation, proliferation and cytokine release. In the Phase III studies, Raptiva(TM) was given as a once-a-week subcutaneous injection.

                                       ###
Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono's current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on May 21 2002. These factors include any failure or delay in Serono's ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.
                                       ###

FOR MORE INFORMATION, PLEASE CONTACT:

SERONO IN GENEVA, SWITZERLAND:
MEDIA RELATIONS:              INVESTOR RELATIONS:
Tel:  +41-22-739 36 00        Tel:     +41-22-739 36 01
Fax:  +41-22-739 30 85        Fax:     +41-22-739 30 22
http://www.serono.com         Reuters:  SEOZ.VX / SRA.N
---------------------         Bloomberg: SEO VX / SRA US

SERONO, INC., ROCKLAND, MA
MEDIA RELATIONS:              INVESTOR RELATIONS:
Tel.  +1 781 681 2340         Tel. +1 781 681 2552
Fax:  +1 781 681 2935         Fax: +1 781 681 2912
http://www.seronousa.com
------------------------


GENENTECH:

MEDIA CONTACT:

Tara Cooper:  +1 (650) 225-5505

INVESTOR CONTACT:

Kathee Littrell:   +1 (650) 225-1034

www.gene.com
------------


                                      -end-

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              SERONO S.A.
                                              a Swiss corporation
                                              (Registrant)



February 6, 2003                       By:    /s/ Allan Shaw
                                              ---------------------------
                                              Name:   Allan Shaw
                                              Title:  Chief Financial Officer


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